EXHIBIT 99.1

Teck Reports Unaudited Third Quarter Results for 2022

Progressing copper growth and delivering strong financial results

VANCOUVER, British Columbia, Oct. 26, 2022 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2022.

“In the third quarter, we delivered another consecutive quarter of strong financial results, while returning cash to shareholders and maintaining a robust balance sheet. We also recently announced three value generating transactions that advance our strategy of pursuing industry-leading copper growth and rebalancing our portfolio of high-quality assets to low carbon metals," said Jonathan Price, Chief Executive Officer. "Thanks to our resilience and financial strength, we remain well-positioned to manage through any near-term pressures arising from an overall economic slowdown, while staying focused on advancing our copper growth strategy and returning cash to shareholders."

Highlights

•	Adjusted profit attributable to shareholders[1] was $923 million or $1.77 per share in Q3 2022.

•	Our strong financial results in Q3 2022 were offset by the impairment of our interest in Fort Hills, described below, and as a result, we recorded a loss attributable to shareholders of $195 million or $0.37 per share.

•	On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. (Suncor) for gross proceeds of approximately $1 billion in cash, subject to customary closing adjustments reflecting a November 1, 2022 effective date. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. As a result of the sale agreement, we recorded an after-tax, non-cash impairment charge of $952 million in the third quarter of 2022.

•	Adjusted EBITDA[1] was $1.9 billion in Q3 2022. We recorded a loss before taxes of $76 million in Q3 2022. Over the last twelve months we have generated $10.8 billion in adjusted EBITDA[1] and $7.2 billion of profit before taxes.

•	In Q3 2022, we completed $730 million (US$564 million) in Class B subordinate voting share buybacks pursuant to our normal course issuer bid. We also returned $64 million to shareholders in Q3 through our regular quarterly base dividend.

•	At QB2, we continue to focus on system completion and handover to support pre-operation and commissioning work, with a focus on the sub-systems required to produce first copper from Line 1 which we continue to target for late this year. However, if productivity impacts persist this will be delayed into January 2023.

•	Our revised QB2 capital cost guidance is US$7.4 to US$7.75 billion based on our current foreign exchange assumptions, cost pressures related to weather and subsurface conditions, COVID-19 impacts and other factors. This is an increase from our prior guidance of US$6.9 to US$7.0 billion.

•	Executing on our copper growth strategy, in Q3 2022, we announced agreements with PolyMet Mining Corporation (PolyMet) to advance PolyMet's NorthMet Project and our Mesaba mineral deposit in a 50:50 joint venture, and with Agnico Eagle Mines Limited to form a 50:50 joint venture to advance the San Nicolás copper-zinc project.

•	Our copper business unit gross profit declined by 50% from a year ago, primarily due to an 18% decrease in average realized copper prices to US$3.49 per pound and a 12% decrease in sales volumes to 67,300 tonnes due to the timing of shipments.

•	Our zinc business unit gross profit increased 9% from a year ago primarily reflecting a 45% increase in zinc sales volumes of 235,200 tonnes from Red Dog, and a 6% increase in average realized zinc prices of US$1.44 per pound.
•	Our steelmaking coal business unit gross profit increased by 37% from a year ago primarily as a result of favourable steelmaking coal prices. Realized steelmaking coal prices averaged US$304 per tonne in Q3 and sales volumes were 5.6 million tonnes. Our significant investment in Neptune Bulk Terminals materially reduced the impact that the recently-resolved labour action at Westshore Terminals would otherwise have had on our Q3 steelmaking coal sales volumes.

•	While our underlying key mining drivers remain relatively stable, like others in the industry, we continue to face inflationary cost pressures. Inflationary pressures have increased our operating costs by 14% compared to the same period last year, approximately half of which relates to an increase in diesel costs.

•	In late September, our Elkview steelmaking coal operation experienced a structural failure of its plant feed conveyor and as a result, we estimate a reduction in our 2022 steelmaking coal production of approximately 1.5 million tonnes. We have substantially completed the sourcing of materials and labour to conduct the replacement and expect the Elkview plant to restart production in late November.

•	Our liquidity is strong at $8.3 billion as at October 26, 2022, including $2.9 billion of cash. Our US$4.0 billion sustainability-linked revolving credit facility is undrawn, and there are no major debt maturities until 2030.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2

Financial Summary Q3 2022

Financial Metrics (CAD$ in millions, except per share data)	Q3 2022	Q3 2021
Revenue	$4,669	$3,970
Gross profit	$1,881	$1,662
Gross profit before depreciation and amortization[1]	$2,374	$2,093
Profit (loss) before taxes	$(76)	$1,354
Adjusted EBITDA[1]	$1,901	$2,096
Profit (loss) attributable to shareholders	$(195)	$816
Adjusted profit attributable to shareholders[1]	$923	$1,015
Basic earnings (loss) per share	$(0.37)	$1.53
Diluted earnings (loss) per share	$(0.37)	$1.51
Adjusted basic earnings per share[1]	$1.77	$1.91
Adjusted diluted earnings per share[1]	$1.74	$1.88

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Focus continues to be on sub-system handover and pre-operational testing across all areas.

•	Completed commissioning of the 220kV transmission line and final testing of the main sub-station switchgear at the Concentrator.

•	Well advanced in commissioning of the pre-treatment area of the desalination plant and well advanced in pre-operational testing of the reverse osmosis units in the desalination plant.

•	Completed hydrotests of the water supply pipeline and hydrotesting of the pump stations where pre-operational testing is underway.

•	All sub-systems for Ball Mill No. 1 and SAG Mill No. 1 are in in pre-operational testing.

•	Completed the ore stockpile dome and installation of all the in-plant conveyor belts.

•	Completed the 12km long tailings launder and commenced hydrotesting of the water pipelines in the tailings management facility.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

3

Steelmaking Coal Strategy

•	Our annual steelmaking coal production capacity across our four operating mines in the Elk Valley is approximately 26 to 27 million tonnes, and we operated at those levels for most of the period from 2014 to 2019. Over the past three years, external challenges and more recently, reliability issues at Elkview, have impacted our ability to operate at those levels. These include severe weather-related events including rain, flooding, extreme cold and wildfire events in 2021, and the COVID-19 pandemic and associated ongoing global disruption to supply chains and labour availability. As a result, to better reflect the increasing frequency of these adverse events and associated risk of impacts to our operations we have reduced our three-year production guidance commencing in 2023 from 26 to 27 million tonnes to 25 to 26 million tonnes.

Safety and sustainability leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.10 year to date in 2022.

•	We announced a $5 million investment to expand our partnership with UN Women, providing economic empowerment and training for Indigenous women and youth in northern Chile.

•	We recently reached an agreement with SAAM Towage to deploy two electric tug boats at Neptune Bulk Terminals, which will reduce transportation-related greenhouse gas emissions and will mark the first electric tugs operating in Canada.

Guidance

•	We have updated our 2022 annual guidance for steelmaking coal production volumes to reflect the impact of the plant feed conveyor failure at Elkview, outlined above. We have also updated our 2022 annual guidance for transportation unit costs[1] for our steelmaking coal business unit, our copper and refined zinc production guidance, and our capital cost guidance for QB2, as outlined in summary below. Our usual guidance tables, including three-year production guidance, can be found on pages 31 - 36 of Teck’s full third quarter results for 2022 at the link below.

•	QB2 copper production is expected to ramp up during 2023 following commissioning of the QB2 project. We now expect copper production to be in the range of 170,000 and 300,000 tonnes per year for 2023 to 2025, from the previously disclosed range of 245,000 to 300,000 tonnes per year, with 2023 at the lower end of the guidance range.

•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 14% compared to the same period last year. Approximately half of the operating cost increase relates to diesel costs at our operations and in our transportation costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost[1] guidance through the balance of 2022.

•	As a result of the agreement to sell our interest in Fort Hills to Suncor with an effective date of November 1, 2022, we will no longer provide guidance for our Energy Business Unit. We expect the results from our interest in Fort Hills to be reported as a discontinued operation beginning in the fourth quarter of 2022.

•	While we continue to expect our capital expenditures for 2023 to be lower than 2022, with the increase in QB2 capital guidance and continued inflationary pressures, we no longer expect a reduction of $2 billion compared to 2022 projected spending levels. We will issue 2023 capital expenditure guidance with our usual annual guidance in February, 2023.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4

2022 Guidance – Summary	Previous	Change	Current
Production Guidance
Copper (000’s tonnes)	273 - 290	—	273 - 290
Zinc (000’s tonnes)	630 - 665	—	630 - 665
Refined zinc (000’s tonnes)	270 - 285	(13) - (18)	257 - 267
Steelmaking coal (million tonnes)	23.5 - 24.0	(1.5) - (1.5)	22.0 - 22.5
Sales Guidance – Q4 2022
Red Dog zinc in concentrate sales (000’s tonnes)			130 - 150
Steelmaking coal sales (million tonnes)			5.0 - 5.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.48 - 1.58	—	1.48 - 1.58
Zinc net cash unit costs (US$/lb.)[1]	0.37 - 0.43	—	0.37 - 0.43
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	87 - 92	—	87 - 92
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46	3 - 3	46 - 49

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Click here to view Teck’s full third quarter results for 2022.

5

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2022 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 27, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Chris Stannell, Public Relations Manager: 604.699.4368

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

6

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

7

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit (loss) attributable to shareholders	$(195)	$816	$3,051	$1,381
Add (deduct) on an after-tax basis:
Asset impairment	952	—	952	—
Loss on debt purchase	—	—	46	—
QB2 variable consideration to IMSA and ENAMI	12	97	108	140
Environmental costs	7	49	(104)	60
Inventory write-downs (reversals)	15	—	38	(6)
Share-based compensation	26	28	114	62
Commodity derivatives	(4)	10	(7)	5
Other	110	15	117	38

Adjusted profit attributable to shareholders	$923	$1,015	$4,315	$1,680

Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Adjusted basic earnings per share	$1.77	$1.91	$8.12	$3.16
Adjusted diluted earnings per share	$1.74	$1.88	$7.98	$3.11

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2022	2021	2022	2021

Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Add (deduct):
Asset impairment	1.82	—	1.79	—
Loss on debt purchase	—	—	0.09	—
QB2 variable consideration to IMSA and ENAMI	0.02	0.18	0.20	0.26
Environmental costs	0.01	0.09	(0.20)	0.11
Inventory write-downs (reversals)	0.03	—	0.07	(0.01)
Share-based compensation	0.05	0.05	0.21	0.12
Commodity derivatives	(0.01)	0.02	(0.01)	0.01
Other	0.22	0.04	0.23	0.07
Adjusted basic earnings per share	$1.77	$1.91	$8.12	$3.16

8

Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2022	2021	2022	2021

Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Add (deduct):
Asset impairment	1.80	—	1.76	—
Loss on debt purchase	—	—	0.09	—
QB2 variable consideration to IMSA and ENAMI	0.02	0.18	0.20	0.26
Environmental costs	0.01	0.09	(0.19)	0.11
Inventory write-downs (reversals)	0.03	—	0.07	(0.01)
Share-based compensation	0.05	0.05	0.21	0.11
Commodity derivatives	(0.01)	0.02	(0.01)	0.01
Other	0.21	0.03	0.21	0.07

Adjusted diluted earnings per share	$1.74	$1.88	$7.98	$3.11

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2021	(B) Nine months ended September 30, 2021		(C) Nine months ended September 30, 2022	(A-B+C) Twelve months ended September 30, 2022

Profit (loss) before taxes	$4,532		$2,324	$5,037	$7,245
Finance expense net of finance income	210		157	146	199
Depreciation and amortization	1,583		1,179	1,394	1,798
EBITDA	$6,325		$3,660	$6,577	$9,242

Add (deduct):
Asset impairment (recovery)	(215)		—	1,234	1,019
Loss on debt purchase	—		—	63	63
QB2 variable consideration to IMSA and ENAMI	141		168	201	174
Environmental costs	108		82	(144)	(118)
Inventory write-down (reversals)	1		(10)	53	64
Share-based compensation	125		82	148	191
Commodity derivatives	22		7	(11)	4
Other	66		63	114	117
Adjusted EBITDA	$6,573	(D)	$4,052	$8,235	$10,756	(E)

Total debt at period end	$8,068	(F)			$7,962	(G)
Less: cash and cash equivalents at period end	(1,427)				(2,638)

Net debt	$6,641	(H)			$5,324	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			0.7	(G/E)
Net Debt to adjusted EBITDA ratio	1.0	(H/D)			0.5	(I/E)
Equity attributable to shareholders of the company	23,005	(J)			25,215	(K)
Other financial obligations	257	(L)			265	(M)
Adjusted Net debt to capitalization ratio	0.22	(H+L)/(F+J+L)			0.17	(I+M)/ (G+K+M)

9

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit (loss) before taxes	$(76)	$1,354	$5,037	$2,324
Finance expense net of finance income	51	55	146	157
Depreciation and amortization	493	431	1,394	1,179

EBITDA	468	1,840	6,577	3,660

Add (deduct):
Asset impairment	1,234	—	1,234	—
Loss on debt purchase	—	—	63	—
QB2 variable consideration to IMSA and ENAMI	40	97	201	168
Environmental costs	9	67	(144)	82
Inventory write-downs (reversals)	21	—	53	(10)
Share-based compensation	33	35	148	82
Commodity derivatives	(7)	14	(11)	7
Other	103	43	114	63
Adjusted EBITDA	$1,901	$2,096	$8,235	$4,052

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Gross profit	$1,881	$1,662	$7,737	$3,005
Depreciation and amortization	493	431	1,394	1,179
Gross profit before depreciation and amortization	$2,374	$2,093	$9,131	$4,184

Reported as:
Copper
Highland Valley Copper	$140	$292	$603	$688
Antamina	245	252	801	708
Carmen de Andacollo	(18)	59	58	165
Quebrada Blanca	(9)	7	11	29
	358	610	1,473	1,590

Zinc
Trail Operations	(14)	34	32	74
Red Dog	424	333	881	549
Other	6	(1)	2	10

	416	366	915	633
Steelmaking coal	1,481	1,120	6,319	1,989
Energy	119	(3)	424	(28)
Gross profit before depreciation and amortization	$2,374	$2,093	$9,131	$4,184

10

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expectation of additional Class B subordinate voting share buybacks; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital costs; size of estimated contingency for QB2; estimated timing of first copper from Line 1 at QB2; expectation that QB2 will be commissioned in 2023 and production will ramp-up in that year; revised 2023 to 2025 copper production guidance; timing of progress and milestones at our QB2 project; expectations regarding our QBME project, including the impact of the project and associated timing expectations; execution of our copper growth strategy; the closing of the transactions with Polymet, Agnico Eagle, and Suncor; timing of the Galore Creek project prefeasibility study; timing of completion of the Trail major asset renewal process; 2022 production guidance for Trail and our zinc business unit; revised 2022 and three-year steelmaking coal production guidance; expected timing of Elkview plant restart; expected fourth quarter steelmaking coal sales and production cost estimates; timing of completion of the Fording River North Saturated Rock Fill expansion and related capacity increases, and expectations for total water treatment capacity by the end of 2022; projected spending from 2022—2024 on water treatment, water management and incremental measures associated with the Direction; our Energy business unit 2022 production and cost guidance; liquidity and availability of borrowings under our credit facilities; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to satisfy the closing conditions for our transactions with Polymet, Agnico Eagle, and Suncor; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompanying the statements in the document. The timing of the Elkview plant restart assumes continued availability of materials and labour to conduct the replacement of the plant feed conveyor.

11

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 (including the range of COVID-19 capital costs) are based on a CLP/USD rate range of 900 to 975, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, difficulty satisfying the closing conditions for our transactions with Polymet, Agnico Eagle, and Suncor; and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Share buybacks depend on a number of additional factors that may cause actual results to vary, including, the renewal of our ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

12